UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OVERHILL FARMS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

690212 10 5
(CUSIP Number)

Arthur E. Levine Levine Leichtman Capital Partners II, L.P. 335 N. Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Mitchell S. Cohen, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, California 90067 (310) 277-1010

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications)

December 13, 2002
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690212 10 5	Page 2 of 12

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization State of California

	7.	Sole Voting Power: – 0 – Shares

Number of Shares Beneficially Owned by	8.	Shared Voting Power: 3,221,263 Shares (See Item 5)

Each Reporting Person With	9.	Sole Dispositive Power: – 0 – Shares

	10.	Shared Dispositive Power: 3,221,263 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,221,263 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 25.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 690212 10 5	Page 3 of 12

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). LLCP California Equity Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization State of California

	7.	Sole Voting Power: – 0 – Shares

Number of Shares Beneficially Owned by	8.	Shared Voting Power: 3,221,263 Shares (See Item 5)

Each Reporting Person With	9.	Sole Dispositive Power: – 0 – Shares

	10.	Shared Dispositive Power: 3,221,263 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,221,263 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 25.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 690212 10 5	Page 4 of 12

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (c) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization State of California

	7.	Sole Voting Power: – 0 – Shares

Number of Shares Beneficially Owned by	8.	Shared Voting Power: 3,221,263 Shares (See Item 5)

Each Reporting Person With	9.	Sole Dispositive Power: – 0 – Shares

	10.	Shared Dispositive Power: 3,221,263 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,221,263 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 25.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 690212 10 5	Page 5 of 12

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Arthur E. Levine

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (d) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power: – 0 – Shares

Number of Shares Beneficially Owned by	8.	Shared Voting Power: 3,221,263 Shares (See Item 5)

Each Reporting Person With	9.	Sole Dispositive Power: – 0 – Shares

	10.	Shared Dispositive Power: 3,221,263 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,221,263 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 25.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 690212 10 5	Page 6 of 12

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Lauren B. Leichtman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (e) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power: – 0 – Shares

Number of Shares Beneficially Owned by	8.	Shared Voting Power: 3,221,263 Shares (See Item 5)

Each Reporting Person With	9.	Sole Dispositive Power: – 0 – Shares

	10.	Shared Dispositive Power: 3,221,263 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,221,263 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 25.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the “Partnership”), LLCP California Equity Partners II, L.P., a California limited partnership (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 1 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on November 18, 2002 (the “Original Schedule 13D”), relating to the Common Stock, par value $.01 per share, of Overhill Farms, Inc., a Nevada corporation (the “Issuer”).

This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 15, 2002, a copy of which is attached as Exhibit 99.1 to the Original Schedule 13D, among and on behalf of the Reporting Persons.

Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Original Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 4.    Purpose of Transaction.

Item 4 of Original Schedule 13D is hereby amended and restated to read as follows:

The Reporting Persons acquired beneficial ownership of their equity securities in the Issuer as described herein in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the Issuer. As with other investments held by the Reporting Persons, the Reporting Persons consider various alternatives to increase the value of their equity securities in the Issuer and may from time to time consider implementing such alternatives. The Reporting Persons retain the right, depending on market conditions and/or other factors, to change their investment intent, to acquire from time to time additional shares of Common Stock (or debt or other equity securities of the Issuer), to exercise all or a portion of the Warrants, to convert all or a portion of the Series A Preferred Shares into Common Stock and/or to sell or otherwise dispose of from time to time, in open market transactions, private transactions, transactions with affiliates of the Issuer or otherwise, all or part of the Warrants or the Common Stock issuable upon exercise thereof, the Series A Preferred Shares or the Common Stock issuable upon conversion thereof, the Common Stock or any other securities in the Issuer beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Pursuant to an Amended and Restated Investor Rights Agreement dated as of October 29, 2002 (the “Investor Rights Agreement”), among the Issuer, James Rudis and

William E. Shatley (collectively, the “Principal Shareholders”) and the Partnership, the Issuer and the Principal Shareholders granted to the Partnership certain investment monitoring and other rights, respectively. A copy of the Investor Rights Agreement is attached as Exhibit 99.6 to the Original Schedule 13D. Among other rights, the Partnership may require the Issuer, upon the request of the Partnership, to cause an individual designated by the Partnership (an “LLCP Representative”) to be nominated and elected or appointed as a member of the Board of Directors of the Issuer (the “Board”). In addition, each of the Principal Shareholders has agreed to vote (or cause to be voted) the shares of Common Stock owned by him in favor of electing or appointing the LLCP Representative to the Board. In addition, the Issuer has also granted to the Partnership observer rights to attend all meetings of the Board at any time no LLCP Representative is serving as a member of the Board.

On December 13, 2002, the Partnership acquired from the Issuer an aggregate of 2,685,355 shares of Common Stock (the “Warrant Shares”) pursuant to the partial exercise of each of the Warrants. The Partnership exercised the Restated November 1999 Warrant with respect to 1,994,041 shares of Common Stock. The Partnership acquired 1,994,040 of such shares pursuant to the “cashless exercise” procedures set forth in the Restated November 1999 Warrant whereby one share of Common Stock otherwise issuable upon exercise thereof was withheld and canceled by the Issuer in full payment therefor. The Issuer also issued to the Partnership a new warrant of like tenor to the Restated November 1999 Warrant representing the 100 shares of Common Stock that remained unexercised thereunder. The Partnership also exercised the September 2002 Warrant with respect to 691,316 shares of Common Stock. The Partnership acquired 691,315 of such shares pursuant to the “cashless exercise” procedures set forth in the September 2002 Warrant whereby one share of Common Stock otherwise issuable upon exercise thereof was withheld and canceled by the Issuer in full payment therefor. The Issuer also issued to the Partnership a new warrant of like tenor to the September 2002 Warrant representing the 100 shares of Common Stock that remained unexercised thereunder. The new warrants so issued to the Partnership are collectively referred to herein as the “December 2002 Restated Warrants” and, as used herein, the term “Warrants” includes the December 2002 Restated Warrants. Each of the December 2002 Restated Warrants provides, among other things, that in the event of certain dilutive issuances by the Issuer that result in an adjustment to the exercise price or the number of shares of Common Stock issuable under such Restated Warrant, the Company shall issue to the Partnership additional shares of Common Stock assuming that the Restated November 1999 Warrant or the September 2002 Warrant, as the case may be, had not been previously exercised in any part. Copies of the December 2002 Restated Warrants are attached as Exhibits 99.9 and 99.10 hereto, respectively.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Item 5 of Original Schedule 13D is hereby amended and restated to read as follows:

(a)
Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 3,221,263 shares of Common Stock, including 2,937,987 shares of Common Stock, 200 shares of Common Stock issuable upon exercise of the December 2002 Restated Warrants, and 283,076 shares of Common Stock issuable upon conversion of the Series A Preferred Shares (see Items 3 and 4 above and Item 6 below). Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of September 19, 2002, approximately 25.5% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act and assuming that 9,400,828 shares of Common Stock were issued and outstanding as of such date as reported by the Issuer in Amendment No. 3 to Form 10 (General Form For Registration of Securities Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934) (the “Form 10 Amendment”) filed by the Issuer with the Securities and Exchange Commission on October 8, 2002).

In addition, as of September 19, 2002, the Reporting Persons may be deemed to be beneficial owners, for purposes of the election or appointment of the LLCP Representative to the Board as described in Items 4 above and 6 below, of an additional 481,300 shares of Common Stock beneficially owned by the Principal Shareholders in the aggregate (excluding shares of Common Stock issuable upon exercise of options currently held by the Principal Shareholders which have not been exercised). The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by the Principal Shareholders and disclaim beneficial ownership of such shares.

(b)
The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,221,263 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the Partnership may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 481,300 shares of Common Stock.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,221,263 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the General Partner may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 481,300 shares of Common Stock.

By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting

Persons with respect to 3,221,263 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 481,300 shares of Common Stock.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,221,265 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 481,300 shares of Common Stock.

(c)	Except as described in Items 3 and 4 above, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Original Schedule 13D is hereby amended by adding the following paragraph at the end of such Item:

In connection with the partial exercise of the Warrants in December 2002, the Issuer issued to the Partnership the December 2002 Restated Warrants. (See Item 4 above.) The descriptions of the December 2002 Restated Warrants set forth above are not, and do not purport to be, complete and are qualified in their entirety by reference to copies of the same filed as Exhibits 99.9 and 99.10 hereto, respectively, and incorporated herein in their entirety by this reference.

Item 7.    Material to be Filed as Exhibits.

Exhibit	Description
99.9
Amended and Restated Warrant (No. LL-3) to Purchase 100 Shares of Common Stock originally issued November 24, 1999, amended and restated as of October 29, 2002, restated upon partial exercise as of December 13, 2002, issued by Overhill Farms, Inc. in favor of Levine Leichtman Capital Partners II, L.P.

99.10
Amended and Restated Warrant (No. LL-4) to Purchase 100 Shares of Common Stock originally issued September 11, 2002, restated upon partial exercise as of December 13, 2002, issued by Overhill Farms, Inc. in favor of Levine Leichtman Capital Partners II, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

December 13, 2002	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., a California limited partnership

	By:	LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

By:	/s/ ARTHUR E. LEVINE
Arthur E. Levine President

LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

	By:	/s/ ARTHUR E. LEVINE
Arthur E. Levine President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

By:	/s/ ARTHUR E. LEVINE
Arthur E. Levine President

/s/ ARTHUR E. LEVINE ARTHUR E. LEVINE

/s/ LAUREN B. LEICHTMAN LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description
99.9
Amended and Restated Warrant (No. LL-3) to Purchase 100 Shares of Common Stock originally issued November 24, 1999, amended and restated as of October 29, 2002, restated upon partial exercise as of December 13, 2002, issued by Overhill Farms, Inc. in favor of Levine Leichtman Capital Partners II, L.P.

99.10
Amended and Restated Warrant (No. LL-4) to Purchase 100 Shares of Common Stock originally issued September 11, 2002, restated upon partial exercise as of December 13, 2002, issued by Overhill Farms, Inc. in favor of Levine Leichtman Capital Partners II, L.P.